UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*

True Drinks Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

897837100
(CUSIP Number)

May 27, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G CUSIP NO. 897837100	PAGE 2 OF 5 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

	Anthony Low-Beer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) ☐
			(B) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,435,000
PERSON	7	SOLE DISPOSITIVE POWER
WITH:
		1,200,000
	8	SHARED DISPOSITIVE POWER

		2,435,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,635,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.5% (See Item 4)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G CUSIP NO. 897837100	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

True Drinks Holdings, Inc., a Nevada corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

18552 MacArthur Boulevard, Suite 325 Irvine, California 92612

Item 2(a).	Name of Person Filing:

Anthony Low-Beer

Item 2(b).	Address of Principal Business Office:

10 Rockefeller Plaza, Suite 720 New York, NY 10020

Item 2(c).	Place of Organization or Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 897837100

Item 3.	This Statement is filed pursuant to Rule 13d-1(b). The Person Filing is:

(a)	☒	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G CUSIP NO. 897837100	PAGE 4 OF 5 PAGES

Item 4.	Ownership:

(a) Amount Beneficially Owned: 3,635,000 shares(1)

(b) Percent of Class: 10.5%(1)

(Based on 34,476,822 shares of Common Stock outstanding, as of May 13, 2014, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 13, 2014)

(c) Number of Shares as to which the Person has:

(i) sole power to vote or to direct the vote

1,200,000

(ii) shared power to vote or to direct the vote:

2,435,000(1)

(iii) sole power to dispose or to direct the disposition of

1,200,000

(iv) shared power to dispose or to direct the disposition of

2,435,000(1)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

SCHEDULE 13G CUSIP NO. 897837100	PAGE 5 OF 5 PAGES

(1)
Includes 2,435,000 shares of Common Stock held by managed accounts. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014

/s/ Anthony Low-Beer
Anthony Low-Beer